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07004180

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 36997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID - ATLANTIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 BARRETT DRIVE, STE 100
(No. and Street)

RALEIGH (City) N.C. (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES GLOVER 919-783-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR, TILLERY & ROBERTS, LLP.
(Name – *if individual, state last, first, middle name*)

3105 GLENWOOD AVE (Address) RALEIGH (City) N.C. (State) 27612 (Zip Code)

PROCESSED

MAR 21 2007

THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
202

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES B. GLOVER JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-ATLANTIC SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


TONY BRITT STEPHENSON
Notary Public, North Carolina
Wake County
My Commission Expires
June 01, 2011

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-ATLANTIC SECURITIES, INC.

Consolidated Financial Statements
and Internal Control Report

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)

MID-ATLANTIC SECURITIES, INC.

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Mid-Atlantic Securities, Inc.:

We have audited the accompanying consolidated statements of financial condition of Mid-Atlantic Securities, Inc. and subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 15, 2007

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Financial Condition

December 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents	$ 815,899	656,710
Marketable securities available-for-sale	10,501	1,552
Receivable from clearing corporation	42,793	30,993
Other receivables	96,977	105,360
Prepaid expenses	3,312	3,385
Furniture and equipment, net	11,063	15,544
	$ 980,545	813,544
Liabilities and Stockholders' Equity		
Accounts payable to non-customers	5,791	4,000
Accrued commissions and other payables	607,706	501,794
Deferred tax liability	2,500	3,500
Total liabilities	615,997	509,294
Stockholders' equity:		
Class A common stock, $0.10 par value; 1,000 shares authorized; issued and outstanding 650 shares in 2006 and 600 shares in 2005	65	60
Class B common stock, $0.10 par value; authorized 1,000 shares; no shares issued	-	-
Additional paid-in capital	89,545	64,195
Accumulated other comprehensive loss	(9,599)	(13,748)
Retained earnings	284,537	253,743
Total stockholders' equity	364,548	304,250
	$ 980,545	813,544

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2006 and 2005

	2006	2005
Commissions-trading and fees	$ 4,016,462	3,253,295
Expenses:		
Commissions	2,705,184	2,250,266
Salaries and benefits	685,433	579,562
Clearing charges	360,656	255,684
Office supplies	55,425	28,087
Rent	33,590	21,886
Professional fees	32,931	29,979
Payroll taxes	28,853	26,384
Taxes and licenses	15,127	13,321
Travel and entertainment	12,102	3,207
Insurance	10,009	6,596
Telephone	7,972	9,885
Depreciation	4,481	4,489
Subscriptions	3,539	3,685
Miscellaneous	3,021	4,349
	3,958,323	3,237,380
Income from operations	58,139	15,915
Other income:		
Interest income	16,655	9,091
Miscellaneous	-	8,232
	16,655	17,323
Income before provision for income taxes	74,794	33,238
Provision for income taxes	(19,000)	(8,500)
Net income	55,794	24,738
Other comprehensive income (loss)- net unrealized gain (loss) on marketable securities	4,149	(1,040)
Comprehensive income	$ 59,943	23,698

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2006 and 2005

		Common stock	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total stockholders' equity
Balance as of December 31, 2004	$	60	64,195	(12,708)	229,005	280,552
Comprehensive income		-	-	(1,040)	24,738	23,698
Balance as of December 31, 2005		60	64,195	(13,748)	253,743	304,250
Issuance of stock ($507.08 per share)		5	25,350	-	-	25,355
Dividends		-	-	-	(25,000)	(25,000)
Comprehensive income		-	-	4,149	55,794	59,943
Balance as of December 31, 2006	$	65	89,545	(9,599)	284,537	364,548

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 55,794	24,738
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,481	4,489
Deferred income taxes	(1,000)	1,500
Changes in operating assets and liabilities:		
Receivable from clearing corporation	(11,800)	(2,316)
Other receivables	8,383	(7,253)
Prepaid expenses	73	413
Accrued expenses and other payables	107,703	58,166
Net cash provided by operating activities	163,634	79,737
Cash flows from investing activities:		
Capital expenditures	-	(7,738)
Purchases of investments	(4,800)	-
Net cash used in investing activities	(4,800)	(7,738)
Cash flows from financing activities:		
Issuance of common stock	25,355	-
Dividends	(25,000)	-
Net cash provided by financing activities	355	-
Net increase in cash and cash equivalents	159,189	71,999
Cash and cash equivalents, beginning of year	656,710	584,711
Cash and cash equivalents, end of year	$ 815,899	656,710
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 3,378	-

See accompanying notes to consolidated financial statements.

(1) Organization

Mid-Atlantic Securities, Inc. (the "Company") was incorporated in North Carolina on October 6, 1986 and commenced operations in January 1987. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's equity securities are cleared through two clearing broker-dealers. The clearing broker-dealers, on behalf of the Company and for a fee, conduct and confirm security trades, handle security movements and maintain the customer's security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from the sale of annuity contracts.

The Company's wholly-owned subsidiary, MA Securities, Inc., earns revenues from selling annuity contracts of New York based companies. As of December 31, 2006 and 2005, MA Securities, Inc. had no assets or stockholder's equity.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements include the accounts of Mid-Atlantic Securities, Inc. and its wholly-owned subsidiary, MA Securities, Inc., after elimination of all significant intercompany accounts and transactions.

Revenue Recognition

Commissions earned on trades of securities are recognized as income when the underlying transactions are completed.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

(2) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Corporation

The Company clears certain of its proprietary and customer transactions through broker-dealers on a fully disclosed basis. Commissions owed the Company from clearing brokers have been recorded as receivable from clearing corporation.

Other Receivables

The Company has accrued commissions (accounts receivable) related to various December transactions, which have been received in the subsequent year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Advertising

Advertising and related costs are expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(2) Summary of Significant Accounting Policies, Continued

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

As of December 31, 2006 and 2005, the cost basis of marketable equity securities was $20,100 and $15,300, respectively. The cost of marketable equity securities exceeded the market value by $9,599 and $13,748 as of December 31, 2006 and 2005, respectively. The unrealized gain (loss) of $4,149 and ($1,040) for 2006 and 2005, respectively, has been reported in other comprehensive income. A valuation allowance of 100% has been recorded against the tax effects of unrealized losses.

(4) Furniture and Equipment

Furniture and equipment consist of the following:

	2006	2005
Computer equipment	$ 16,639	16,639
Furniture and other equipment	28,040	28,040
	44,679	44,679
Less accumulated depreciation	(33,616)	(29,135)
	$ 11,063	15,544

(5) Net Capital Requirements

The Company is subject to the requirements of Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005 and 2004, the Company's net capital was $314,405 and $237,184, respectively ($264,405 and $187,184 in excess of its required net capital of $50,000). The Company's ratio of aggregate indebtedness to net capital was 1.95 to 1 and 2.1 to 1 as of December 31, 2006 and 2005, respectively.

(5) Net Capital Requirements, Continued

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customers securities. Under the exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(6) Commitments and Contingencies

The Company has a clearing agreement with its principal brokerage firm whereby it must produce a minimum of $300,000 per year of gross commissions or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage firm.

The Company is required by the clearing firms to maintain clearing deposits under the current clearing contracts totaling $25,000 and $52,538, respectively, as of December 31, 2006.

(7) Income Taxes

The provision for income taxes consists of:

	2006	2005
Current:		
Federal	$ 14,000	4,000
State	6,000	3,000
	20,000	7,000
Deferred:		
Federal	(1,000)	1,000
State	-	500
	(1,000)	1,500
	$ 19,000	8,500

The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax rate of 34% to income before provision for income taxes due to state income taxes, net of the federal benefit, and multiple tax brackets.

Deferred tax liabilities arise from timing differences of different depreciation methods for property and equipment. Deferred tax assets arising from unrealized losses on marketable securities have been offset by a valuation allowance.

(8) Leases

The Company began leasing office space from a company affiliated by common ownership during 2005, and there is no formal rental arrangement. During 2006 and 2005, the Company paid rent totaling $40,188 and $20,218, respectively, to this company.

Total rental expense for 2006 and 2005 was $33,590 and $21,886, respectively, which are net of subleases which provided rental income of $13,200 and $11,508 in 2006 and 2005, respectively.

(9) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. Cash equivalents totaling $795,978 and $623,048 as of December 31, 2006 and 2005, respectively, consist of short-term cash equivalents in money market funds maintained with two brokerage firms. The Company believes there is minimal credit risk relative to its cash investments.

(10) Benefit Plan

The Company has adopted a SIMPLE IRA Plan whereby employees who are expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees may contribute a percentage of their compensation up to $10,000 per year. The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for 2006 and 2005 was $16,766 and $14,331, respectively.

(11) Related Party Transactions

Other receivables include $4,371 as of December 31, 2006 and 2005, respectively, due from two officers.

See note 8 concerning the office space lease with a company related by common ownership.

MID-ATLANTIC SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006 and 2005

	2006	2005
Net Capital		
Total stockholders' equity	$ 364,548	304,250
Add:		
Subordinated borrowings allowable in computation of net capital	-	-
Other allowable credits - deferred income taxes payable	2,500	3,500
Total capital and allowable subordinated borrowings	367,048	307,750
Deduct non-allowable assets:		
Receivable from non-customers	30,021	42,615
Furniture and equipment, net	11,063	15,544
	41,084	58,159
Net capital before haircuts on securities positions	325,964	249,591
Haircuts on securities:		
Marketable equity securities	1,575	233
Money market funds	9,984	12,174
	11,559	12,407
Net capital	$ 314,405	237,184
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable to non-customers	5,791	4,000
Accrued commissions and other payables	607,706	501,794
Total aggregate indebtedness	$ 613,497	505,794

MID-ATLANTIC SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2006 and 2005

Computation of Basic Net Capital Requirement

	2006	2005
Minimum net capital required (6-2/3% of aggregate indebtedness)(A)	$ 40,900	33,720
Minimum dollar net capital requirement of reporting broker (B)	$ 50,000	50,000
Net capital requirement-greater of (A) or (B)	$ 50,000	50,000
Excess net capital	$ 264,405	187,184
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 253,055	186,605
Ratio of aggregate indebtedness to net capital	$ 1.95 to 1	2.1 to 1

Net capital, as reported in Company's (unaudited) FOCUS report	$ 302,899	233,005
Audit adjustments primarily related to income taxes	11,506	4,179
Net capital per above	$ 314,405	237,184

MID-ATLANTIC SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report on Internal Control
Required by Securities Exchange Commission Rule 17a-5

The Board of Directors
Mid-Atlantic Securities, Inc.:

In planning and performing our audit of the consolidated financial statements of Mid-Atlantic Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated February 15, 2007.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 15, 2007

END